SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F x	Form 40-F

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No x

CONSOLIDATED FINANCIAL RESULTS
THE MAKITA GROUP
MANAGEMENT POLICIES
OPERATING RESULTS AND FINANCIAL POSITION
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
SIGNIFICANT ACCOUNTING POLICIES
OPERATING SEGMENT INFORMATION
MARKETABLE SECURITIES AND INVESTMENT SECURITIES
DERIVATIVES TRANSACTIONS
ESTIMATED RETIREMENT AND TERMINATION ALLOWANCES
NET SALES BY PRODUCT CATEGORIES
OVERSEAS SALES BY PRODUCT CATEGORIES
EARNINGS PER SHARE
SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)
By:	/s/ Masahiko Goto (Signature) Masahiko Goto President

Date: April 28, 2004

Makita Corporation

Consolidated Financial Results
for the year ended March 31, 2004
(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2004

April 28, 2004

Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/

Masahiko Goto, President
Date of Board Meeting for the year ended March 31, 2004: April 28, 2004
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.)

1.	Results of the year ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

(1) CONSOLIDATED FINANCIAL RESULTS
	Yen (million)
	For the year ended		For the year ended
	March 31, 2003		March 31, 2004
		%		%
Net sales	175,603	5.7	184,117	4.8
Operating income	12,468	112.3	14,696	17.9
Income before income taxes	9,292	173.1	16,170	74.0
Net income	6,723	4954.9	7,691	14.4

	Yen
Earnings per share:
Basic	45.29		53.16
Diluted	44.20		51.92
Ratio of net income to shareholders’ equity	3.6%		4.1%
Ratio of income before income taxes to total assets	3.3%		5.8%
Ratio of income before income taxes to net sales	5.3%		8.8%

Notes:	1.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): Not applicable
	2.	Average number of shares outstanding:

		Year ended March 31, 2004:	144,682,696
		Year ended March 31, 2003:	148,444,219

	3.	Change in accounting policies: Not applicable
	4.	Percentage change: Ratio of change against corresponding period of the previous year on Net sales, Operating income, Income before income taxes, Net income.

(2) CONSOLIDATED FINANCIAL POSITION
	Yen (million)
	As of	As of
	March 31, 2003	March 31, 2004
Total assets	278,600	278,116
Shareholders’ equity	182,400	193,348
Shareholders’ equity ratio to total assets (%)	65.5%	69.5%

	Yen
Shareholders’ equity per share	1,249.59	1,343.69

Note:	Number of shares outstanding:
	As of March 31, 2004:	143,893,191
	As of March 31, 2003:	145,967,876

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(3) CONSOLIDATED CASH FLOWS
	Yen (million)
	For the year ended	For the year ended
	March 31, 2003	March 31, 2004
Net cash provided by operating activities	27,141	28,941
Net cash used in investing activities	(9,659)	(17,262)
Net cash used in financing activities	(13,381)	(6,596)
Cash and cash equivalents, end of period	20,370	24,576

(4)	SCOPE OF CONSOLIDATION AND EQUITY METHOD

Consolidated subsidiaries: 42 subsidiaries

Non-consolidated subsidiaries accounted for under the equity method: Not applicable

Affiliated companies accounted for under the equity method: Not applicable

(5)	CHANGE IN SCOPE OF CONSOLIDATION AND EQUITY METHOD Consolidation: (Newly included) 3 Equity method: Not applicable

2. Consolidated forecast for the year ending March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Yen (million)
	For the six months ending	For the year ending
	September 30, 2004	March 31, 2005
Net sales	92,400	185,000
Income before income taxes	13,500	23,000
Net income	7,500	12,800

Yen
Earnings per share	88.95

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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THE MAKITA GROUP

     The Makita Group is comprised of 44 companies (Makita Corporation, 42 consolidated subsidiaries and 1 non-consolidated subsidiary, accounted for by the cost method.) The Makita Group mainly manufactures and sells electric power tools.

     The Makita Group is outlined as follows:

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MANAGEMENT POLICIES

1.	Basic Policies

Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. To do this, the Company is emphasizing such strategic management concepts as giving top priority to “Managing to take good care of our customers,” “Proactive, sound management and symbiosis with society,” and “Emphasis on a trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” The Company aims to generate solid profitability so that it can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies.

2.	Basic Policy Regarding Profit Distribution

Makita has previously had a basic profit distribution policy of striving to strengthen its capabilities and financial position to promote stable operations over the long term while sustaining annual cash dividends per share at a stable 18 yen. However, in light of such factors as the increasing diversity of shareholder needs regarding dividends, the Company has reconsidered its profit distribution policy.

Consequently, beginning from the fiscal year ended March 31, 2004, Makita has expanded the scope of its basic profit distribution policy goals to include, in addition to the previous goals of stable operations over the long term and stable annual cash dividends of 18 yen per share, the goal of keeping its dividend payout ratio at 30% or higher. In addition, aiming to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit, Makita is continuing to consider repurchases of its outstanding shares in light of trends in stock prices. The Company intends to retire treasury stock when necessary based on consideration of the balance of treasury stock and its capital policy.

Regarding internal reserves, Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

3.	Policy Regarding Reducing the Basic Trading Unit of Shares

Makita recognizes that encouraging investors to make stable, long-term investments in its shares is an important issue in its capital policies. The Company also recognizes that reducing the size of its stock trading unit is an effective way to promote a rise in individual shareholders but believes that decisions on the introduction of reduced quantity trading units should be made prudently based on a comprehensive assessment of such factors as stock prices, stock liquidity, the timing of the implementation of a nonissuance of stock certificate system as stipulated by the Japanese Commercial Code, and projected cost effectiveness associated with decisions.

4.	Medium-to-Long-Term Management Strategy

Through a basic strategy of concentrating corporate assets in Makita’s core business, which is principally power tools for professional use, the Company is working to increase its sales and profitability with operations in this business based on the solid foundation of the Makita brand’s strong association with high quality and Makita’s extensive domestic and overseas marketing and service networks.

In the future, the Company intends to further strengthen its subsidiaries and affiliates in each overseas market and take other measures to bolster and expand its marketing systems while increasing professional users’ satisfaction by maintaining a solid and appealing brand image. These strategies are designed to make Makita what it refers to as a “Strong Company,” a company that can earn and maintain top shares of markets for professional-use power tools in regions worldwide. Makita is striving diligently to be such a “Strong Company” and achieve improved performance.

5.	Basic Policies Regarding Corporate Governance and Implementation of Related Measures

Basic Policies Regarding Corporate Governance

Makita believes that bolstering its supervision of management is a crucial means of enhancing management transparency. Besides working to strengthen the capabilities of the Board of Directors and the Board of Auditors, the Company is striving to increase the sophistication of its corporate governance system. In view of the need to ensure

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language that corporate governance systems function effectively, the Company is endeavoring to proactively and promptly disclose information in a manner that promotes proper and transparent operations. The Company is also working to use the Internet to disclose financial information and otherwise undertake a broad range of information disclosure initiatives.

Implementation of Related Measures

(1)	Current Management Administration Systems for Management Decision Making, Policy Execution, Supervision, and Other Aspects of Corporate Governance

•	Makita employs a board-of-auditors system. The Company’s Board of Auditors comprises four members, of which two are outside auditors. The two full-time auditors facilitate capabilities for continuous monitoring of the directors’ performance of their duties. By presenting reports whenever necessary on auditing and corporate matters to the Company’s independent auditor, who is responsible for conducting audits, we work to provide a common base of information with independent auditors.

•	The Board of Directors makes decisions on the Company’s basic policies and statutory issues as well as other important management issues.

•	Makita’s consolidated financial statements and non-consolidated financial statements are subject to audit of independent auditors. The Company employs AZSA & Co. (a member firm of KPMG International, a Swiss cooperative that provides no professional services to clients) to serve as independent public accountants. Regarding the relationships among the Company, AZSA & Co., and engagement partners, there are no noteworthy interest as defined by provisions of the Certified Public Accountant Law in Japan.

•	The Company’s legal advisor confirms the Company’s legal compliance whenever the Company requires legal opinions and judgments. The legal advisor thereby performs a management control function with regard to legal issues.

(2)	Overview of the Company’s Human and Capital Relationships with Outside Directors and Outside Auditors as well as Transactional Relationships and Other Relationships of Material Interest

Makita does not currently have outside directors. The Company is not involved with personal, financial, technical, or other types of transactions that might create a conflict of interest with the companies for which outside auditors and their close relatives serve as directors. In addition, the outside auditors have neither been employees nor directors of the Company.

(3)	Progress in Implementation of Measures Aimed at Strengthening the Company’s Corporate Governance during the Past Year

•	In April 2003, an Internal Audit Department was established as a means of strengthening a system for performing internal audits whenever necessary.

•	As its shares are listed on NASDAQ, in accordance with U.S. Public Company Accounting Reform and Investor Protection Act (Sarbanes-Oxley Act) enacted in July 2002, the Company is taking the following active initiatives to improve its corporate governance.

(a)	In May 2003, the Company formed a Disclosure Committee comprising representatives from each of its principal departments with the objective of substantially increasing the accuracy and reliability of information disclosed through the clarification of procedures and other matters related to disclosure.

(b)	To strengthen the capabilities of the Company’s Board of Auditors for supervising independent auditing firms, in August 2003, the Company issued its Policy and Procedures Related to Prior Approvals for Auditing and Non-Auditing Activities requiring prior approval of the Company’s Board of Auditors for entering into a legally recognized service contract with an independent auditing firm.

•	In June 2003, the Company issued its Business Ethics Guidelines to provide guidance for actions of management and staff, clarify activities that are ethical, forbid conflicts of interest, ensure compliance

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language with relevant laws and regulations, and provide guidelines for disclosure.

•	The Company is also taking initiatives to promote better awareness of compliance issues; these activities include holding study group meetings for new directors, led by the Company’s legal counsel.

•	As a means of ensuring thorough conformance with rigorous corporate ethics and compliance standards, the Company established an internal reporting system in April 2004. A liaison office (help line) was established and a system for gathering opinions and information from within the Company adopted.

•	From the period under review, the Company is disclosing its consolidated performance figures on a quarterly basis (U.S. accounting standard) and taking other measures to execute information disclosure quickly and accurately.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OPERATING RESULTS AND FINANCIAL POSITION

1.	Results of Operations

(1)	Operations and Results during the Year Under Review

Regarding economic trends overseas during the period under review, U.S. economic conditions remained robust, as personal consumption was firm owing to such factors as tax reductions. In Europe, the U.K. economy continued to be strong, and signs of bottoming out in were seen in such countries as Germany and France during the latter half of the year. Asian economies realized a full-scale trend of economic recovery supported by the economic growth of China as well as external demand.

Conditions in the Japanese economy showed a trend of gradual recovery owing to such factors as a recovery in corporate performance amid strong exports and capital investment.

Against this backdrop, Makita worked to increase its profitability by proceeding further with the shift of manufacturing operations to China, as well as by establishing sales and service subsidiaries in Russia and Eastern European countries characterized by rapid economic growth and taking other measures in line with its sound and proactive global business strategy.

In the United States, Makita focused especially on strengthening its marketing capabilities in the professional-use market. The Company also continued to take steps to improve profitability, including reducing inventories and reorganizing its logistics centers to reduce distribution costs.

On a consolidated basis, net sales amounted to 184,117 million yen, up 4.8% from the previous fiscal year. Net sales in Japan advanced 0.9%, to 39,142 million yen, strong sales of new products, especially impact drivers and products related to home remodeling. Overseas sales rose 6.0%, to 144,975 million yen as a result of sales increases in all regions except North America and Central/South America. As a result, overseas sales accounted for 78.7% of consolidated net sales for the period.

Looking at overseas sales in individual regions, sales in Europe were up 15.1%, to 66,369 million yen, while sales in North America decreased 8.2%, to 41,853 million yen. Sales in Asia rose 3.4%, to 14,245 million yen, and sales in other regions surged 13.5%, to 22,508 million yen.

Despite the recording of a loss of approximately 6 billion yen on the impairment on the assets of a golf course subsidiary, profitability was positively affected by such developments as an improvement in the cost-of-sales ratio, owing to such factors as a rise in the share of manufacturing operations carried out in China and the appreciation of the euro, and a large improvement among such nonoperating profit and loss items as those associated with securities assets and exchange losses on foreign currency transactions. As a result, income before income taxes surged 74.0%, to 16,170 million yen. However, increase in net income was restrained to 14.4%, which is primarily due to the 100 per cent valuation allowance provided on the deferred income tax asset on the impairment loss noted above. As a result, net income amounted to 7,691 million yen.

At the General Meeting of Shareholders held in June 2003, a proposal was approved to repurchase a maximum of 5 million of the Company’s shares (with a maximum value of 5 billion yen). Through the end of the fiscal year, the Company repurchased a total of 2,002 thousand shares of its outstanding shares (with a value of 2,142 million yen). In addition, as a result of the retiring of 5 million treasury stock held by the Company, the number of treasury stock still held by the Company stood at 4,113 thousand shares as of March 31, 2004.

(2)	Outlook for the Fiscal Year Ending March 31, 2005

Although a global trend of economic recovery is anticipated, considerable uncertainties remain in the corporate operating environment, including factors related to tensions in the Middle East.

In light of that prospect, Makita will continue working to improve its performance by expanding its share of the professional-use tool market, and it will seek to accomplish this by bolstering its marketing and service networks and developing high-value-added products. The outlook for the fiscal year ending March 31, 2005, will be as follows:

•	Competition is expected to become more intense in the U.S. market for power tools.

•	Competitive strength is anticipated to continue to be at a high level in European market.

•	The yen is forecast to appreciate.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

     Based on consideration of these and other factors, Makita has prepared the following performance forecast.

Forecast for the Fiscal Year Ending March 31, 2005

	Yen (million)
	For the six months ending	For the year ending
	September 30, 2004	March 31, 2005
Consolidated Basis:
Net sales	92,400	185,000
Operating income	13,600	23,000
Income before income taxes	13,500	23,000
Net income	7,500	12,800

Non-consolidated Basis:
Net sales	42,700	86,500
Operating income	3,600	7,500
Ordinary profit	4,300	8,300
Net income	6,600	9,000

Assumptions

1.	The above forecast is based on the assumption of exchange rates of 105 yen to US$1 and 125 yen to 1 Euro.

2.	The above forecast reflects the projected gain of the transfer to government of the substitutional portion of the employees’ pension fund managed by the Company during the first half of the year. This transfer is projected to be as follows:

Consolidated: An increase to operating income of approximately 4,200 million

Non-consolidated: An increase to extraordinary income of approximately 6,300 million

For the year ending
	For the year ended March 31, 2004	March 31, 2005 (Forecast)
(Forecast)
Cash dividend per share for the interim period	9 yen	11 yen (With a special dividend of 2 yen)
Cash dividend per share for the second half	13 yen (With a special dividend of 4 yen)	11 yen (With a special dividend of 2 yen)
Total cash dividend per share for the year	22 yen (With a special dividend of 4 yen)	22 yen (With a special dividend of 4 yen)

The above projections are made from the perspective of the present time, and plans call for determining the actual levels based on consideration of performance trends and such other factors as the 90th anniversary of the Company’s founding.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2.	Cash Flows and Financial Ratios

Total cash and cash equivalents (cash) at the end of period amounted to 24,576 million yen, up 4,206 million yen from the previous year.

(Net Cash Provided by Operating Activities)

Net cash provided by operating activities amounted to 28,941 million yen, up 1,800 million yen from the level of the previous year. This was primarily owing to a decrease in inventories accompanying measures to reduce inventory stocks as well as a loss recorded on the impairment of the fixed assets of a subsidiary.

(Net Cash Used in Investing Activities)

Net cash used in investing activities totaled 17,262 million yen, up 7,603 million yen from the level of the previous year. This was mainly due to purchase of held-to-maturity securities in preparation for the redemption of convertible bonds due March 2005 and purchase of property, plant and equipment.

(Net Cash Used in Financing Activities)

Net cash used in financing activities totaled 6,596 million yen, down 6,785 million yen from the level of the previous year. This principally reflected the repurchase of the Company’s treasury stock, and the payment of cash dividends.

Financial Ratios
	As of (year ended) March 31,
	2000	2001	2002	2003	2004
Equity ratio	68.5%	65.5%	66.6%	65.5%	69.5%
Equity ratio based on a current market price	49.7%	40.1%	45.1%	43.5%	69.3%
Debt redemption (years)	1.8	6.3	1.4	0.8	0.7
Interest coverage ratio (times)	15.7	4.3	20.8	40.4	47.8
Operating income to net sales ratio	5.8%	4.5%	3.5%	7.1%	8.0%

Definitions
Equity ratio: shareholders’ equity/total assets
Equity ratio based on a current market price: total current market value of outstanding shares/total assets
Debt redemption: interest-bearing debt/net cash inflow from operating activities
Interest coverage ratio: net cash inflow from operating activities/interest expense
Operating income to net sales ratio: operating income/net sales

Notes

1.	All figures are calculated based on a consolidated basis.

2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)

3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2003	March 31, 2004	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	20,370	24,576	4,206
Time deposits	4,520	4,050	(470)
Marketable securities	39,193	63,990	24,797
Trade receivables-
Notes	2,122	2,254	132
Accounts	34,630	34,787	157
Less- Allowance for doubtful receivables	(1,456)	(1,346)	110
Inventories	62,606	54,326	(8,280)
Deferred income taxes	3,515	3,691	176
Prepaid expenses and other current assets	8,065	8,117	52

Total current assets	173,565	194,445	20,880

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	21,497	18,326	(3,171)
Buildings and improvements	66,738	50,648	(16,090)
Machinery and equipment	78,221	73,000	(5,221)
Construction in progress	2,165	222	(1,943)

	168,621	142,196	(26,425)
Less- Accumulated depreciation	(100,823)	(89,231)	11,592

	67,798	52,965	(14,833)

INVESTMENTS AND OTHER ASSETS:
Investment securities	19,342	22,139	2,797
Deferred income taxes	10,386	880	(9,506)
Other assets	7,509	7,687	178

	37,237	30,706	(6,531)

	278,600	278,116	(484)

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2003	March 31, 2004	(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,892	14,128	11,236
Trade notes and accounts payable	13,956	15,351	1,395
Accrued payroll	7,162	7,168	6
Accrued expenses and other	3,535	3,830	295
Income taxes payable	3,858	6,093	2,235
Deferred income taxes	403	53	(350)

Total current liabilities	31,806	46,623	14,817

LONG-TERM LIABILITIES:
Long-term indebtedness	19,843	7,364	(12,479)
Club members’ deposits	14,207	13,045	(1,162)
Estimated retirement and termination allowances	27,462	15,905	(11,557)
Deferred income taxes	1,407	235	(1,172)
Other liabilities	316	342	26

	63,235	36,891	(26,344)

MINORITY INTERESTS	1,159	1,254	95

SHAREHOLDERS’ EQUITY:
Common stock	23,803	23,803	—
Additional paid-in capital	45,419	45,421	2
Legal reserve and retained earnings	143,422	144,488	1,066
Accumulated other comprehensive loss	(25,134)	(17,048)	8,086
Treasury stock, at cost	(5,110)	(3,316)	1,794

	182,400	193,348	10,948

	278,600	278,116	(484)

Note: Accumulated other comprehensive loss as of March 31, 2003 and 2004 was as follows:
	Yen (millions)
	As of	As of
	March 31, 2003	March 31, 2004
Foreign currency translation adjustments	(13,022)	(17,582)
Net unrealized holding gains on available-for-sale securities	478	6,592
Minimum pension liability adjustment	(12,590)	(6,058)

Total accumulated other comprehensive loss	(25,134)	(17,048)

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CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2003		March 31, 2004		(Decrease)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)

NET SALES	175,603	100.0%	184,117	100.0%	8,514	4.8%
Cost of sales	110,226	62.8%	110,322	59.9%	96	0.1%

GROSS PROFIT	65,377	37.2%	73,795	40.1%	8,418	12.9%
Selling, general, administrative and other expenses	52,909	30.1%	59,099	32.1%	6,190	11.7%

OPERATING INCOME	12,468	7.1%	14,696	8.0%	2,228	17.9%

OTHER INCOME (EXPENSES):
Interest and dividend income	786	0.4%	869	0.5%	83	10.6%
Interest expense	(665)	(0.4%)	(605)	(0.3%)	60	9.0%
Exchange losses on foreign currency transactions, net	(1,460)	(0.8%)	(202)	(0.1%)	1,258	86.2%
Realized gains (losses) on securities, net	(2,590)	(1.5%)	555	0.3%	3,145	—
Other, net	753	0.5%	857	0.4%	104	13.8%

Total	(3,176)	(1.8%)	1,474	0.8%	4,650	—

INCOME BEFORE INCOME TAXES	9,292	5.3%	16,170	8.8%	6,878	74.0%

PROVISION FOR INCOME TAXES:
Current	2,294	1.3%	8,745	4.7%	6,451	281.2%
Deferred	275	0.2%	(266)	(0.1%)	(541)	—

Total	2,569	1.5%	8,479	4.6%	5,910	230.1%

NET INCOME	6,723	3.8%	7,691	4.2%	968	14.4%

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CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2003	March 31, 2004
COMMON STOCK:
Beginning balance	23,803	23,803

Ending balance	23,803	23,803

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,419	45,419
Gain on sales of treasury stock	—	2

Ending balance	45,419	45,421

LEGAL RESERVE AND RETAINED EARNINGS:
Beginning balance	139,392	143,422
Cash dividends	(2,693)	(2,609)
Retirement of treasury stock	—	(4,016)
Net income	6,723	7,691

Ending balance	143,422	144,488

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(16,446)	(25,134)
Other comprehensive income (loss) for the year	(8,688)	8,086

Ending balance	(25,134)	(17,048)

TREASURY STOCK, at cost:
Beginning balance	(2,229)	(5,110)
Purchases	(2,881)	(2,227)
Retirements and sales	—	4,021

Ending balance	(5,110)	(3,316)

TOTAL SHAREHOLDERS’ EQUITY	182,400	193,348

DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):
Net income for the period	6,723	7,691
Other comprehensive income (loss) for the year, net of tax	(8,688)	8,086

Total comprehensive income (loss) for the year	(1,965)	15,777

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2003	March 31, 2004
Net cash provided by operating activities	27,141	28,941
Net cash used in investing activities	(9,659)	(17,262)
Net cash used in financing activities	(13,381)	(6,596)
Effect of exchange rate changes on cash and cash equivalents	539	(877)

Net change in cash and cash equivalents	4,640	4,206
Cash and cash equivalents, beginning of year	15,730	20,370

Cash and cash equivalents, end of year	20,370	24,576

SIGNIFICANT ACCOUNTING POLICIES

1.	Scope of consolidation and equity method

Consolidated subsidiaries: 42 consolidated subsidiaries

Major subsidiaries are as follows:

Makita U.S.A. Inc., Makita Werkzeug GmbH (Germany), Makita (U.K.) Ltd., Makita (China) Co., Ltd.,

Makita (Australia) Pty. Ltd., etc.

2.	Change in scope of consolidation and equity method

Consolidation: (Newly included) 3:	Makita Farramentas, Sociedad Unipersonal, Lda. (Portugal) Makita LLC (Russia) Makita Servis Centrum. S.R.O. (Slovakia)

3.	Significant Accounting Policies (Summary)

Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(1)	Marketable and Investment Securities

The Company conforms with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”.

(2)	Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(3)	Property, Plant and Equipment and Depreciation

Depreciation of property, plant and equipment is computed by using the declining-balance method over the estimated useful lives.

(4)	Income Taxes

Provision is made currently for income taxes applicable to all items of revenue and expense included in the consolidated financial statements regardless of when such items are taxable or deductible. The Company conforms with SFAS No.109, “Accounting for Income Taxes”.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(5)	Pension Plans

The Company conforms with SFAS No. 87, “Employer’s Accounting for Pensions”, in accounting for retirement and termination benefit plans.

Accompanying the implementation of the Law Concerning Defined Benefit Pension Plans, Makita Corporation has received an approval, effective April 1, 2004, from the Ministry of Health, Labour and Welfare regarding transfer to the Government of the substitutional portion of the Makita Employee’s Pension Fund which relates to past employee services.

(6)	Earnings Per Share

The Company conforms with SFAS No. 128, “Earnings per Share”. SFAS No. 128 requires dual presentation of basic and diluted earnings per share.

(7)	Impairment of Long-Lived Assets

The Company conforms with SFAS No. 144, “Accounting for the Impairment or Disposed of Long-Lived Assets”, effective April 1, 2002.

(8)	Derivative Financial Instruments

The Company conforms with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, and amendment of SFAS No. 133.”

(9)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(10)	Revenue Recognition

The Company and consolidated subsidiaries recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and the title and risk of loss has passed to customers, the sales price is fixed or determinable, and collectibility is reasonably assured, which typically occurs when products are shipped to customers.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OPERATING SEGMENT INFORMATION

Year ended March 31, 2003
	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	46,896	45,807	57,995	7,013	17,892	175,603	—	175,603
(2) Intersegment	39,943	3,898	5,227	18,775	82	67,925	(67,925)	—

Total	86,839	49,705	63,222	25,788	17,974	243,528	(67,925)	175,603

Operating expenses	82,913	49,436	59,343	23,388	17,316	232,396	(69,261)	163,135
Operating income	3,926	269	3,879	2,400	658	11,132	1,336	12,468

Year ended March 31, 2004
	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	48,413	41,699	67,110	6,612	20,283	184,117	—	184,117
(2) Intersegment	40,633	3,978	4,726	22,364	123	71,824	(71,824)	—

Total	89,046	45,677	71,836	28,976	20,406	255,941	(71,824)	184,117

Operating expenses	87,594	44,958	64,358	26,048	19,061	242,019	(72,598)	169,421
Operating income	1,452	719	7,478	2,928	1,345	13,922	774	14,696

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

MARKETABLE SECURITIES AND INVESTMENT SECURITIES

(1) Available-for-sale securities As of March 31, 2003
	Yen (millions)
		Gross Unrealized Holding
	Cost	Gains	Losses	Fair value
Marketable securities:
Equity securities	1,582	259	78	1,763
Debt securities	7,797	125	1	7,921
Funds in trusts and investments in trusts	29,491	44	26	29,509

	38,870	428	105	39,193

Investment securities:
Equity securities	8,783	1,570	490	9,863
Debt securities	2,954	52	—	3,006
Investments in trusts	922	64	—	986

	12,659	1,686	490	13,855

As of March 31, 2004
	Yen (millions)
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
Marketable securities:
Equity securities	1,494	1,412	—	2,906
Debt securities	5,477	83	32	5,528
Funds in trusts and investments in trusts	41,141	1,093	6	42,228

	48,112	2,588	38	50,662

Investment securities:
Equity securities	8,521	9,137	8	17,650
Debt securities	2,954	75	—	3,029
Investments in trusts	1,012	47	—	1,059

	12,487	9,259	8	21,738

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Held-to-maturity securities As of March 31, 2003
	Yen (millions)
		Gross Unrealized Holding
	Cost	Gains	Losses	Fair value
Investment securities:
Debt securities	5,487	1	1	5,487

As of March 31, 2004
	Yen (millions)
		Gross Unrealized Holding
	Cost	Gains	Losses	Fair value
Marketable securities:
Debt securities	13,328	7	—	13,335
Investment securities:
Debt securities	401	—	2	399

DERIVATIVES TRANSACTIONS

Figures for derivatives transactions are omitted because Makita discloses financial information under electronic declaration process in accordance with Article 27-30-6 of the Securities and Exchange Law in Japan.

ESTIMATED RETIREMENT AND TERMINATION ALLOWANCES

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employees’ benefit plans covering substantially all of the employees. The Company provides retirement and termination allowances based on projections of the values of employee benefit payment liabilities and annuity fund assets at the end of the fiscal year.

The domestic plan represents substantially the entire pension obligation as of March 31, 2004. The discount rate and expected long-term rate of return on plan assets assumed to determine the pension obligation for the Company relevant to the domestic plan were 2.0% and 2.0% for the year ended March 31, 2004, and 2.0% and 2.0% for the year ended March 31, 2003, respectively.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

NET SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the year ended		For the year ended
	March 31, 2003		March 31, 2004
	(Amount)	(%)	(Amount)	(%)
Finished goods	146,847	83.6%	153,887	83.6%
Parts, repairs and accessories	28,756	16.4%	30,230	16.4%

Total net sales	175,603	100.0%	184,117	100.0%

OVERSEAS SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the year ended		For the year ended
	March 31, 2003		March 31, 2004
	(Amount)	(%)	(Amount)	(%)
Finished goods	117,100	85.6%	123,778	85.4%
Parts, repairs and accessories	19,722	14.4%	21,197	14.6%

Total overseas sales	136,822	100.0%	144,975	100.0%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

EARNINGS PER SHARE

	Yen
	As of	As of
	March 31, 2003	March 31, 2004
Shareholders’ equity per share	1,249.59	1,343.69

	Yen
	For the year ended	For the year ended
	March 31, 2003	March 31, 2004
Earnings per share:
Basic	45.29	53.16
Diluted	44.20	51.92

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:
	Yen (million)
	For the year ended	For the year ended
	March 31, 2003	March 31, 2004
Net income available to common shareholders	6,723	7,691
Effect of dilutive securities:
1.6% unsecured convertible bonds, due 2003	13	—
1.5% unsecured convertible bonds, due 2005	115	119

Diluted net income	6,851	7,810

Weighted average common shares outstanding	148,444,219	144,682,696
Dilutive effect of:
1.6% unsecured convertible bonds, due 2003	828,134	—
1.5% unsecured convertible bonds, due 2005	5,749,811	5,749,811

Diluted common shares outstanding	155,022,164	150,432,507

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATION)

(1) Consolidated results and forecast
	Yen (millions)
	For the year ended		For the year ended		For the year ended
	March 31, 2002		March 31, 2003		March 31, 2004
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Net sales	166,169	6.3%	175,603	5.7%	184,117	4.8%
Domestic	39,510	(5.6%)	38,781	(1.8)%	39,142	0.9%
Overseas	126,659	10.7%	136,822	8.0%	144,975	6.0%
Operating income	5,873	(17.2%)	12,468	112.3%	14,696	17.9%
Income before income taxes	3,403	(48.8%)	9,292	173.1%	16,170	74.0%
Net income	133	(93.8%)	6,723	4,954.9%	7,691	14.4%
EPS (Yen)	0.88		45.29		53.16
Employees	8,157		8,344		8,518

	Yen (millions)
	For the		For the
	six months ending		year ending
	September 30, 2004		March 31, 2005
	(Forecast)		(Forecast)
	(Amount)	(%)	(Amount)	(%)
Net sales	92,400	0.7%	185,000	0.5%
Domestic	19,800	2.9%	39,700	1.4%
Overseas	72,600	0.1%	145,300	0.2%
Operating income	13,600	47.1%	23,000	56.5%
Income before income taxes	13,500	36.4%	23,000	42.2%
Net income	7,500	50.6%	12,800	66.4%
EPS (Yen)	52.12		88.95
Employees	—		—

Note:	Percentage change: Ratio of change against corresponding period of the previous year on Net sales, Operating income, Income before income taxes, and Net income.

2. Consolidated net sales by geographic area
	Yen (millions)
	For the year ended		For the year ended		For the year ended
	March 31, 2002		March 31, 2003		March 31, 2004
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	39,510	(5.6%)	38,781	(1.8%)	39,142	0.9%
North America	48,337	14.0%	45,573	(5.7%)	41,853	(8.2%)
Europe	48,486	12.2%	57,648	18.9%	66,369	15.1%
Asia	12,373	3.1%	13,774	11.3%	14,245	3.4%
Other regions	17,463	3.7%	19,827	13.5%	22,508	13.5%

Total	166,169	6.3%	175,603	5.7%	184,117	4.8%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. Exchange rates
	Yen
	For the year ended	For the year ended	For the year ended	For the year ending
	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005
	(Results)	(Results)	(Results)	(Forecast)
Yen/U.S. Dollar	124.98	121.98	113.19	105
Yen/Euro	110.44	120.88	132.65	125

4. Sales growth in local currency basis (major countries)
For the year ended
March 31, 2004
(Results)
U.S.A.	(4.3%)
Germany	4.7%
U.K.	6.8%
France	9.8%
China	1.4%
Australia	3.3%

5. Production ratio (unit basis)
	For the year ended	For the year ended	For the year ended
	March 31, 2002	March 31, 2003	March 31, 2004
	(Results)	(Results)	(Results)
Domestic	42.0%	36.9%	32.3%
Overseas	58.0%	63.1%	67.7%

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost
	Yen (millions)
	For the year ended	For the year ended	For the year ended	For the year ending
	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	5,958	5,691	4,494	6,000
Depreciation and amortization	9,754	9,740	7,963	6,400
R&D cost	3,746	3,856	4,086	4,200

7. Consolidated cash flow
	Yen (millions)
	For the year ended	For the year ended	For the year ended
	March 31, 2002	March 31, 2003	March 31, 2004
	(Results)	(Results)	(Results)
Net cash provided by operating activities	20,196	27,141	28,941
Net cash used in investing activities	(1,151)	(9,659)	(17,262)
Net cash used in financing activities	(16,318)	(13,381)	(6,596)

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language